

March 24, 2014

<u>Via Email</u>
Mr. Shaoyun Han
Chief Executive officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re:** **Tarena International, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 19, 2014**
> **File No. 333-194191**

Dear Mr. Han:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Critical Accounting Policies</u>

<u>Share-Based Compensation, page 72</u>

1. We note that you have estimated the offering price to be between $8.00 and $10.00 per share. Please tell us about each significant factor contributing to the difference between the estimated IPO Price and the fair value of your shares since the September 2013 grant and any subsequent grants through the date of your response. In your response, please tell us about significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director